CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three months ended  March 31, 2014 and 2013

_______________________

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

Expressed in United States Dollars

	March 31, 2014	December 31, 2013
Assets

Current assets:
Cash and cash equivalents	$237,751,755	$174,601,438
Restricted cash (note 4)	1,151,590	-
Receivables	591,509	127,089
Prepaid expenses and deposits (note 13(b))	598,124	220,103
	240,092,978	174,948,630

Non-current assets:
Property, plant and equipment (note 5)	4,142,787	2,445,309
Mineral interests and development assets (note 6)	181,455,908	60,962,871
Deferred debt financing costs (note 8)	3,926,095	3,823,128
Investment in associate	1,000	1,000
	189,525,790	67,232,308

Total assets	$429,618,768	$242,180,938

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 13 (b))	$6,027,078	$3,948,619
Foreign currency warrant liability (note 19(b) (i))	388,922	242,252
	6,416,000	4,190,871

Non-current liabilities:
Asset retirement provision (note 9)	10,997,531	9,385,102
Deferred income tax liability (note 3)	23,426,873	-
	34,424,404	9,385,102

Total liabilities	40,840,404	13,575,973

Shareholders’ Equity

Share capital (note 10)	501,186,376	334,423,542
Equity reserves (note 11)	40,789,862	36,461,969
Accumulated deficit	(153,197,874)	(142,280,546)
Total shareholders’ equity	388,778,364	228,604,965

Total liabilities and shareholders’ equity	$429,618,768	$242,180,938

Acquisition (note 3)

Commitments (note 14)

Contingencies (note 15)

Subsequent events (notes 8, 11(b), 21)

Approved by the Board of Directors on May 13, 2014:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)

Expressed in United States Dollars

	Three months ended March 31, 2014	Three months ended March 31, 2013

Administration expenses:
Consulting fees, wages and benefits (note 13)	$812,944	$563,934
Depreciation	29,065	24,893
Office, rent and administration	651,739	483,721
Professional fees	160,426	247,615
Regulatory fees, transfer agent and
shareholder information	141,035	227,174
Share-based payments (note 11(a))	1,084,580	929,265
Travel, promotion and investor relations	285,098	488,372
	3,164,887	2,964,974

Exploration and evaluation expenditures (note 7)	57,889	530,965

Other expenses (income):
Accretion expense (note 9)	91,775	62,227
Bank charges and interest	5,842	5,329
Business development (note 3)	4,341,363	774,415
Change in foreign currency warrant liability	146,670	(4,532,795)
Foreign exchange loss	602,228	575,076
Interest and other income	(376,217)	(244,507)
Restructuring costs (note 12)	2,882,891	-
	7,694,552	(3,360,255)

Loss and comprehensive
loss for the period	$10,917,328	$135,684

Loss (earnings) per share
Basic and diluted	$0.08	$0.00

Weighted average number of shares outstanding	137,354,845	85,034,338

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

Three months ended March 31, 2014 and 2013

 Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517
Share-based payments (note 11(a))	-	-	1,435,124	-	1,435,124
Loss and comprehensive loss for the period	-	-	-	(135,684)	(135,684)
Balance as at March 31, 2013	85,034,338	$334,376,490	$34,595,494	$(140,724,027)	$228,247,957

Balance December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	228,604,965
Issuance of common shares for:
Acquisition of PMI (note 3)	87,149,919	166,743,940	2,342,086	-	169,086,026
Exercise of share-based options (note 11(a))	12,500	18,894	(6,102)	-	12,792
Share-based payments (note 11(a))	-	-	1,991,909	-	1,991,909
Loss and comprehensive loss for the period	-	-		(10,917,328)	(10,917,328)
Balance as at March 31, 2014	172,216,757	$501,186,376	$40,789,862	$(153,197,874)	$388,778,364

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

Expressed in United States Dollars

	Three months ended March 31, 2014	Three months ended March 31, 2013

Cash provided by (used in):

Operating activities:
Loss for the period	$(10,917,328)	$(135,684)
Items not involving cash:
Accretion expense	91,775	62,227
Change in foreign currency warrant liability	146,670	(4,532,795)
Depreciation	29,065	40,044
Interest income	(376,217)	(244,507)
Share-based payments	1,084,580	929,265
Share-based payments included in
exploration and evaluation expenditures	-	41,252
Unrealized foreign exchange loss (gain)	615,717	635,975
Write-off of property and equipment (note 12)	205,695	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(4,217,668)	(1,218,832)
Prepaid expenses and deposits	(138,433)	(180,785)
Receivables	(249,307)	152,948
	(13,725,451)	(4,450,892)

Investing activities:
Mineral interests and development assets	(3,728,204)	(3,025,601)
Cash acquired on acquisition of PMI	82,351,619	-
Purchase of property, plant and equipment	(1,277,571)	(15,556)
Interest received	296,152	424,757
	77,641,996	(2,616,400)

Financing activities:
Shares issued for cash, net of share
issuance costs	12,792	-
Deferred debt financing costs	(102,967)	-
	(90,175)	-

Impact of foreign exchange on cash and cash
equivalents	(676,053)	(635,975)

Increase (decrease) in cash and cash equivalents for the period	63,150,317	(7,703,267)

Cash and cash equivalents, beginning of period	174,601,438	204,611,912

Cash and cash equivalents, end of period	$237,751,755	$196,908,645

Supplemental cash flow information (note 17)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine Project (“the Project”), to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Project. PMI also holds other exploration projects in Ghana (note 3).

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a definitive feasibility study, a pre-construction early works program and upon Board of Director approval, the commencement of construction of the Project. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.

Basis of presentation

(a)

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2013,except as described in note 2(c). The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on May 13, 2014.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of the foreign currency warrant liability (note 19 (b)(i)) and asset retirement provisions (note 9), which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated, and the US dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
PMI Gold Kubi (Barbados) Inc.	Barbados	100%
Kubi Gold Company Limited (“Kubi Ghana”)	Ghana	100%

(c)

Adoption of new accounting standards, amendments to and interpretations of existing standards

(i)

Financial assets and financial liabilities

The amendment to IAS 32, Financial Instruments: Presentation (IAS 32)

is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. The adoption of the amendments to IAS 32 did not have an impact on these condensed interim consolidated financial statements.

(ii)

Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on these condensed interim consolidated financial statements.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(d)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended December 31, 2013. In addition, the following judgments and estimates are applicable to these condensed interim consolidated financial statements:

Critical judgments:

(i)

Purchase price allocation on the acquisition of PMI

Management has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. Management has reviewed a number of comparable projects and market value allocations to confirm the allocation.

(ii)

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. On the acquisition of PMI management determined that the functional currency of PMI and its subsidiaries is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in the events and conditions, which determine the primary economic environment.

Estimates:

(iii)

Fair value of replacement equities issued on acquisition of PMI

Management determined the fair value of the replacement share-based options and warrants issued on the acquisition of PMI using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions. Changes in the subjective assumption can materially affect the fair value estimate.

(iv)

Deferred income tax liability recognized on acquisition of PMI

The Company recognized its best estimate of the deferred income tax liability related to the Obotan Gold Project, arising due to the fair value allocated on acquisition exceeding the tax basis of the project.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares on PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development on the consolidated 1,000 sq. km land package. With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 6 as the Obotan Gold Project (note 6 (a)), Kubi (note 6 (b)), and the Diaso concessions (note 6 (b)).

A preliminary allocation of the purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interests and development assets	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI (continued)

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014. The Company recognized $162,538 interest income and $3,084,921 net loss related to PMI for the period from Feb 6, 2014 to March 31, 2014.  Had PMI been consolidated from January 1, 2014, the three months ended March 31, 2014 pro-forma consolidated statement of operations would include additional interest revenue of  $96,261 and a net loss of $(978,838).

As at March 31, 2014, the aggregate transactions costs related to the acquisition of PMI are approximately $4.5 million, of which $0.25 million had been included in the consolidated statements of comprehensive loss of the Company for the year ended December 31, 2013.

The information disclosed in this note is preliminary and may change upon the final calculation of the purchase price as a result of further evaluation of the fair value of assets acquired and tax pools in Ghana.

4.

Restricted cash

Restricted cash consists of cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements. As at March 31, 2014, restricted cash included bank guarantees in relation to equipment delivery contracts and an office lease (note 14). Subsequent to March 31, 2014, $0.1 million in bank guarantees for an office lease were cancelled.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

5.    Property, plant and equipment

	Administration	Asanko Gold Mine development project			Totals
	Office and equipment	Buildings and work in progress	Equipment	Motor vehicles
Cost
As at December 31, 2012	$ 592,869	$ 757,991	$ 390,897	$ 1,210,365	$ 2,952,122
Additions	62,780	1,145,745	84,506	-	1,293,031
Dispositions	(127,412)	-	-	(146,543)	(273,955)
As at December 31, 2013	528,237	1,903,736	475,403	1,063,822	3,971,198
Additions	1,378	1,211,692	3,660	60,843	1,277,573
Acquired on acquisition of PMI	245,571	-	163,807	384,906	794,284
Dispositions	(214,753)	-	-	-	(214,753)
As at March 31, 2014	$ 560,433	$ 3,115,428	$ 642,870	$ 1,509,571	$ 5,828,302
Accumulated depreciation
As at December 31, 2012	$ (343,972)	$ (98,531)	$ (171,804)	$ (553,228)	$ (1,167,535)
Depreciation	(117,766)	(76,187)	(100,321)	(232,041)	(526,315)
Dispositions	76,745	-	-	91,216	167,961
As at December 31, 2013	(384,993)	(174,718)	(272,125)	(694,053)	(1,525,889)
Depreciation	(30,228)	(19,128)	(43,597)	(75,431)	(168,684)
Dispositions	9,058	-	-	-	9,058
As at March 31, 2014	$ (406,163)	$ (193,846)	$ (315,722)	$ (769,784)	$ (1,685,515)
Net book value
As at December 31, 2013	$ 143,244	$ 1,729,018	$ 203,278	$ 369,769	$ 2,445,309
As at March 31, 2014	$ 154,270	$ 2,921,582	$ 327,148	$ 739,787	$ 4,142,787

6.

Mineral interests and development assets

(a)

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project (“the Project”), which consists of two neighbouring gold projects the Obotan Gold Project (note 3) and the Esaase Gold Project, both located in the Republic of Ghana (“Ghana”), West Africa.

Adansi Ghana owns 100% of the Obotan Gold Project. Obotan lies in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra. The Obotan Gold Project consists of three mining leases which cover an area of approximately 88.98 km2 and contain four deposits: Nkran, Abore, Adubiaso and Asuadai. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. Goknet is claiming a 2% NSR over the concessions which is currently under an arbitration process (note 15). The Company also pays a yearly advance royalty of $50,000 for certain licenses within the Obotan Gold Project.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(a)

Asanko Gold Mine Project (continued)

Asanko Ghana owns a 100% interest in the Esaase Gold Project. Like Obotan, Esaase is located in the Amansie West District of Ghana. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession (“SGM”).  The Esaase Concession covers area of approximately 42.32 km2.

Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee.

The SGM is subject to a 2% NSR payable to Sky Gold Mines Limited. Asanko Ghana acquired 100% ownership in SGM by making staged payments totaling $400,000, and causing a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages over 4 years.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession adjacent to the Esaase Gold property.

During November 2012, Asanko Ghana completed the acquisition of 10.3 sq. km of the Small Scale Mining Reserve (“SSMR”) located immediately on strike to the southwest of the Esaase main zone in exchange for  a 12.5 sq. km portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

The Government of Ghana retains the right to a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. This entitles the Ghanaian government to 10% of declared dividends from the net profit of the Company’s respective subsidiaries as at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital nor share in the entity’s losses, a non-controlling interest is not recognized while the respective subsidiaries of the Company are in a net liability position.

The Company’s concessions are also subject to a 5.0% royalty on gold production owed to the Government of Ghana.

(b)

Exploration projects

Kubi

The Kubi Project is located 65 km east of the Obotan Gold Project. Kubi Ghana holds a 100% interest in the Kubi mining leases.  Royal Gold, Inc. of Denver holds a 3% net proceeds of production royalty interest.

Other

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(b)

Exploration projects (continued)

Adansi Ghana holds concessions outside of the Obotan Gold Project within the Asankrangwa Gold Belt, collectively known as the Diaso concession as follows:

-

Asanko North Concessions, which include:  Kaniago (Adansi), New Obuasi, Gyagyastreso (Switchback North) and Nkronua-Atifi (Swtichback South), Datano, and the Afiefiso portion of the Diaso-Afiefiso concession.

-

Asanko South Concessions, which include: Diaso portion of the Diaso-Afiefiso concession, Amuabaka, Juabo, Agyaka Manso and Manhia.

The Amubaka and Nkronua licenses retain a 10% interest by the original vendor, and the Juabo license retains a 15% interest by the original vendor. Interest retained by original vendors are free carried up to any decision to mine.

Adansi pays a quarterly advance royalty of $3,000 for certain licenses within the Diaso concession.

If any of the exploration properties are converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

(c)

Mineral interests and development costs

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	114,790	-	1,250	116,040
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Balance, March 31, 2014	115,233,697	4,362,365	671,293	120,267,355

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement assets	91,335	-	-	91,335
Camp operations	779,448	-	-	779,448
Development support costs	420,932	-	-	420,932
Feasibly studies and engineering	2,205,408	-	-	2,205,408
Permitting	185,490	-	-	185,490
Share-based payments	907,329	-	-	907,329
Community affairs and environment	501,227	-	-	501,227
VAT receivable allowance	-	-	-	-
Balance, March 31, 2014	61,188,553	-	-	61,188,553
Total mineral interest and deferred development costs, March 31, 2014	$ 176,422,250	$ 4,362,365	$ 671,293	$ 181,455,908

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(c)

 Mineral interests and development costs (continued)

	Esaase	Asumura	Total

Mineral interest
Balance, December 31, 2012	$ 4,498,392	$ 170,043	$ 4,668,435
Additions for the period	197,052	-	197,052
Balance, December 31, 2013	4,695,444	170,043	4,865,487

Deferred development costs
Balance, December 31, 2012	41,710,029	-	41,710,029
Asset retirement assets	(1,975,497)	-	(1,975,497)
Camp operations	2,844,814	-	2,844,814
Development support costs	672,373	-	672,373
Feasibility studies and engineering	7,831,083	-	7,831,083
Permitting	395,388	-	395,388
Share-based payments	1,467,096	-	1,467,096
Sustainability, community affairs and environment	3,052,929	-	3,052,929
VAT receivable allowance	99,169	-	99,169
Balance, December 31, 2013	56,097,384	-	56,097,384
Total mineral interest and deferred development costs, December 31, 2013	$ 60,792,828	$ 170,043	$ 60,962,871

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

Three months ended March 31, 2014	Asanko Gold Mine Project	Kubi	Other	Total

Exploration support costs	$ 42,026	$ 12,794	$ 3,069	$ 57,889

Three months ended March 31, 2013	Esaase	Asumura	Total

Camp operations	$ 98,486	$ -	$ 98,486
Exploration support costs	386,379	344	386,723
Share-based payments	41,252	-	41,252
VAT receivable allowance	4,504	-	4,504
	$ 530,621	$ 344	$ 530,965

8.

Deferred debt financing costs

As at March 31, 2014, the Company had incurred $3.9 million in legal, arrangement and other fees related to a Definitive Senior Facilities Agreement (“DSFA”) that the Company entered into in October 2013 with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). As the DFSA is drawn down, these costs will be reclassified to non-current liabilities and amortized over the life of the DSFA using the effective interest rate method.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). The Overrun Facility is provided as an option available to the Company, should it be required. The DSFA is fully secured by the assets of the Company's subsidiaries owned prior to the PMI acquisition and guaranteed by the Company until the Esaase Gold Project completion, in line with the completion criteria as set out in the DSFA.

 Details of the individual facilities include the following:

Project Facility Details ($130 million):

• Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;
• 1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;

•

First repayment date is expected to be April 1, 2016 and each of the three subsequent quarterly loan repayment dates shall be 4% of the total Project Facility. The following ten quarterly loan repayments shall each be 8% of the total Project Facility with the exception of payments seven and eight (October 2018 and January 2019 respectively) each being 10% of the total Project Facility;

• Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown principally are completion of the Definitive Feasibility Study ("DFS") with material outcomes substantially the same as the May 2013 Pre-Feasibility Study ("PFS") and receipt of the Environmental Permit for  the Esaase Gold Project.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

8.

Deferred debt financing costs (continued)

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Esaase Gold Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

In addition to the DSFA, the Company has entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot price during a nine day quotational period following shipment.

Subsequent to March 31, 2014, the Company agreed with Red Kite to amend its existing DSFA (“Amended DFSA”) to reflect the Company’s plans to develop Phase 1 of the Project. Definitive agreements are expected to be executed during Q2-2014.

The terms of the amended agreement are expected to be be substantially similar to the DFSA. Since the acquisition of PMI Gold Corporation in February 2014, the Company has merged  the Esaase Gold Project and the Obotan Gold project into the Project, which will be developed in phases. The debt provided under the Amended DFSA will be specifically utilised for developing Phase 1 of the Project.

Performance under the Amended DSFA is expected to be fully secured by the assets related to Phase 1 of the Project and to be guaranteed by the Company until Phase 1 is completed.

In addition, the terms of the Offtake Agreement are expected to be amended to limit the gold to be delivered under the Offtake Agreement to a maximum of 2.22 million ounces. The amended Offtake Agreement will also provide Asanko with an option to terminate the Offtake Agreement once the loans are repaid for a specified fee, which is dependent upon the total amount drawn under the debt facility and the number of ounces delivered at the time of termination.

There is no assurance that the Amended DFSA and Offtake agreement will be entered into under the terms described above or at all.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

9.

Asset retirement provision

The asset retirement provisions relate to current and historical disturbance caused to the mineral concessions within the area of interest of Esaase and Kubi. On the acquisition of PMI, the Company assumed the asset retirement liability related to Kubi with a fair value of $1.4 million at February 6, 2014.

Management has determined that these areas will be included as part of the Project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

	Three ended March 31, 2014	Year ended December 31, 2013

Opening balance	$ 9,385,102	$ 11,089,081
Additions (reductions)	1,520,654	(1,975,497)
Accretion	91,775	271,518
Closing balance	$ 10,997,531	$ 9,385,102

Esaase Gold Project	$ 9,555,741	$ 9,385,102
Kubi Project	1,441,790	-
Closing Balance	$ 10,997,531	$ 9,385,102

10.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2012	85,034,338	$334,376,490
Issued pursuant to the SGM agreement (note 7(a))	20,000	47,052
Balance, December 31, 2013	85,054,338	334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to exercise of share-based options at C$1.12 (note 10(a))	12,500	12,792
Transfer from equity reserves on exercise of share-based options	-	6,102
Balance, March 31, 2014	172,216,757	$501,186,376

Three months ended March 31, 2014

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 3). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 3).

In January 2014, the Company issued 12,500 common shares for gross proceeds of $12,792 on exercise of options. In addition, the estimated fair value of these options of $6,102 was reclassified from equity reserves to share capital.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

10.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

Year ended December 31, 2013

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 6(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

11.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2012	8,158,750	C$4.54
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, December 31, 2013	6,298,500	C$3.93
Granted	4,701,000	C$2.12
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(12,500)	C$1.12
Balance, March 31, 2014	14,224,491	C$3.35

During the three months ended March 31, 2014, the Company granted 4,701,000 share-based options to employees, officers and directors of the Company at an exercise price of C$2.12 and an expiry date February 10, 2019.

In connection with the acquisition of PMI, the Company exchanged share-based options held by employees of PMI for 3,273,491 share-based options of the Company with a weighted average contractual life of 2.9 years as at March 31, 2014 (note 3). The replacement options are fully vested.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

(a)

Share-based options (continued)

The following table summarizes the share-based options outstanding and exercisable at March 31, 2014:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	412,991	3.04	1.85	412,991	3.04	1.85
C$2.01-C$3.00	6,829,500	4.60	2.25	2,888,875	4.31	2.36
C$3.01-C$4.00	4,416,500	3.04	3.75	4,168,375	3.01	3.75
C$4.01-C$5.00	1,465,500	2.72	4.54	1,465,500	2.72	4.54
C$5.01-C$6.00	42,000	2.64	5.58	42,000	2.64	5.58
C$6.01-C$7.00	551,250	1.25	6.19	551,250	1.25	6.19
C$7.01-C$8.00	50,000	1.96	8.00	50,000	1.96	8.00
C$8.01-C$9.00	89,250	2.64	8.34	89,250	2.64	8.34
C$9.01-C$10.00	367,500	1.95	9.53	367,500	1.95	9.53
	14,224,491	3.65	3.35	10,035,741	3.20	3.80

During the three months ended March 31, 2014, under the Black-Scholes option pricing model, $1.1 million (three months ended March 31, 2013 - $1.0 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $nil included in exploration and evaluation expenses (three months ended March 31, 2013 –$0.04 million). In addition, during the three months ended March 31, 2014,  share-based payments of $0.9 million were included in mineral interests and development costs (three months ended March 31, 2013 –  $0.5 million).

The fair value of the share-based options granted during the three months ended March 31, 2014 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31, 2014	Three months ended March 31, 2013

Risk free interest rate	1.37%	-
Expected dividend yield	-	-
Share price volatility	59.92%	-
Forfeiture rate	3.47%	-
Expected life of options	3.20 years	-

No share-options grants were issued during the three months ended March 31, 2013.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

 (b)

Performance rights

In connection with the acquisition of PMI (note 3), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights as follows:

-

28,774 common shares on October 7, 2014 and 28,774 common shares on October 7, 2015  provided that specific performance conditions are met by these dates;

-

29,805 common shares  on January 6, 2015 and 29,804 common shares on January 6, 2016, provided that specific performance conditions are met by these dates.

Subsequent to March 31, 2014, the performance rights were cancelled due to termination of the employment agreements of the employees holders of the performance rights..

 (c)

Warrants

The continuity of share purchase warrants for the three months ended  March 31, 2014 is as follows:

Exercise price	Expiry date	December 31, 2013	Issued	Exercised	Expired	March 31, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,443,500	126,000	-	-	9,569,500

During the three months ended March 31, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 3).

The 9,443,500 warrants issued pursuant to a non-brokered private placement on November 5, 2012 have an acceleration clause attached that gives the Company the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

The continuity of share purchase warrants for the year ended December 31, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,727,550	-	-	(284,050)	9,443,500

12.

Restructuring costs

During the three months ended March 31, 2014, the Company incurred and/or accrued restructuring charges of $2.9 million. The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

12.

Restructuring costs (continued)

 The following table provides a summary of the restructuring charges for the three months and as at March 31, 2014:

Restructuring costs

Employee termination benefits	$2,408,047
Contracts termination costs	269,149
Write-off of equipment	205,695
$2,882,891

13.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended March 31, 2014	Three months ended March 31, 2013

Salaries and benefits	$ 455,600	$ 495,737
Share-based payments	713,786	738,229
	$ 1,169,386	$ 1,233,966

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended March 31, 2014	Three months ended March 31, 2013

UMS (i)	$ 47,355	$ 765,601

Related party balances receivable (payable):

	March 31, 2014	December 31, 2013

Universal Mineral Services Ltd. (“UMS”) (i)	$ (4,103)	$ (4,923)
Universal Mineral Services Ltd. – prepaid deposit (i)	22,615	23,505
	$ 18,512	$ 18,582

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

13.

Related party balances and transactions (continued)

(b)

Other related parties balances and transactions (continued)

(i)

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

14.

Commitments

As at March 31, 2014, the Company had commitments totaling $2.5 million, for the purchase of mill and electrical equipment. In addition the Company has a purchase order with its EPCM contractor that is predominately driven by hours worked and as such is exposed to one month’s fees, per a standard one month notice period.

15.

Contingencies

(a)

Ghanaian mining taxes

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions. The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

(b)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 13 (b)).

(c)

Legal proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Goknet Arbitration

On November 6, 2012, the Company received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing is scheduled for September 2014. The arbitration panel is expected to rule as to whether a 2% NSR royalty is owed to Goknet from future production from the Abore-Abirem and Adubea mining leases.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

15.

Contingencies (continued)

(c)

Legal proceedings (continued)

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to the Company is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

16.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

March 31, 2014	Canada	Ghana	Total

Plant and equipment	$ 75,972	$ 4,066,815	$ 4,142,787
Deferred debt financing costs	-	3,962,095	3,962,095
Mineral interest and development costs	-	181,455,908	181,455,908
Investment in associate	1,000	-	1,000
	$ 76,972	$ 189,448,818	$ 189,525,790

December 31, 2013	Canada	Ghana	Total

Plant and equipment	$ 84,564	$ 2,360,745	$ 2,445,309
Deferred debt financing costs	-	3,823,128	3,823,128
Mineral interest and development costs	-	60,962,871	60,962,871
Investment in associate	1,000	-	1,000
	$ 85,564	$ 67,146,744	$ 67,232,308

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

16.

Segmented information (continued)

Geographic allocation of loss (income)

	Canada	Ghana	Total

Three months ended March 31, 2014	$ 9,473,191	$ 1,444,137	$ 10,917,328
Three months ended March 31, 2013	$ (839,048)	$ 974,732	$ 135,684

17.

Supplemental cash flow information

	Three months ended March 31, 2014	Three months ended March 31, 2013

Change in asset retirement provision included in mineral interest	$ 91,335	$ (219,674)
Change in accounts payable related to mineral interests and development costs	358,682	(565,287)
Depreciation included in exploration and evaluation costs	-	15,151
Depreciation included in mineral interest and development costs	139,619	86,297
Fair value of mineral interests assigned on acquisition of PMI	115,285,828	-
Reclassification of equity reserves on exercise of share-based options	(6,102)	-
Share-based compensation included in mineral interests and development cost	907,329	464,608

18.

Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

	Three months ended March 31, 2014	Three months ended March 31, 2013

Loss attributable to ordinary shareholders	$ 10,917,328	$ 135,684
Weighted average number of common shares	137,354,845	85,034,338
Basic and diluted loss per share	$ 0.08	$ 0.00

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

18.

Loss per share (continued)

Weighted average number of common shares:

	Three months ended March 31, 2014	Three months ended March 31, 2013

Issued common shares, beginning of period	85,054,338	85,034,338
Effect of shares issued on acquisition of PMI	52,289,951	-
Effect of shares issued on exercise of share-based options	10,556	-
Weighted average number of common shares (basic and diluted), end of period	137,354,845	85,034,338

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

19.

 Financial instruments

(a)

Risk exposure

The risk exposure arising from these financial instruments is summarized as follows:

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the three months ended March 31, 2013 of approximately $237,750 (three months ended March 31, 2013 - $196,900).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through holding of Canadian dollar (CAD) cash and cash equivalents and restricted cash in Euro (EUR). As at March 31, 2014, the Company had a CAD cash balance of $90.5 million (December 31, 2012 – $27.2 million) and EUR restricted cash balance of $1.2 million (December 31, 2013 - $nil) expressed in US dollar equivalent. As at March 31, 2014 and December 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

19.

 Financial instruments (continued)

(b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at March 31, 2014 and December 31, 2013 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2014	December 31, 2013
Risk free interest rate	1.07%	1.10%
Expected dividend yield	0%	0%
Share price volatility	51%	56%
Share price at the date of valuation	C$2.30	C$1.71
Expected life of warrants	0.60 year	0.85 year

(ii)

Other

The carrying values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

20.

Capital management

The Company considers items included in shareholders’ equity to be capital.

	March 31, 2014	December 31, 2013

Shareholders’ equity	$ 388,778,364	$ 228,604,965

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interests are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

The Company had entered into a DSFA as disclosed in note 8.

There were no changes in the Company’s management of capital during the quarter ended March 31, 2014.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three months ended March 31, 2014 and 2013

Expressed in United States Dollars

21.

Subsequent events

(a)

Share-options grant

On April 4, 2014 the Company granted 300,000 share-based options to an employee of the Company at an exercise price of C$2.33 per share expiring on April 4, 2019.